UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  October 2010

Commission File Number:  0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Launches High- Performance BreezeMAX® Micro and BreezeMAX Macro Outdoor Base Stations Dated October 19th, 2010	6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: October 19th , 2010	By:	/s/ Efrat Makov
	Name:	Efrat Makov
	Title:	CFO

EXHIBIT 1

Alvarion® Launches High-Performance BreezeMAX® Micro and BreezeMAX Macro Outdoor Base Stations

 Industry leading 4G portfolio provider adds two new 802.16e base stations, allowing deployment flexibility, lower operator costs and increased network performance

Chicago, Oct. 19, 2010 — Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of 4G networks in the Broadband Wireless Access (BWA) market, today announced its new BreezeMAX Micro and BreezeMAX Macro Outdoor two channel base stations at 4G World 2010. The expanded BreezeMAX portfolio provides more flexible options to address various deployment needs cost effectively.

The BreezeMAX Micro and Macro are all-outdoor, WiMAX™ 802.16e base stations granting operators maximum deployment flexibility and performance. The weatherized base stations offer high level of reliability and superior network performance based on operators’ current and foreseeable needs.

BreezeMAX Micro base station is an all-in-one radio and modem solution offering high performance, single-sector service delivery in the 2.5 GHz and 3.5 GHz licensed frequency bands. Key benefits of the BreezeMAX Micro include:
•	Small form factor – allowing simplified installation and maintenance with flexible mounting options
•	Reduced site leasing – minimal space on poles, rooftops and towers for reduced leasing expenditures
•
Fully integrated solution – based on common Alvarion architecture, operators can integrate Micro base station with existing 4Motion® RAN solution. BreezeMAX Micro utilizes field-proven BreezeMAX Macro modules and ecosystem elements, such as ASN-GW, AAA, EMS and end-user devices.

The BreezeMAX Macro Outdoor two channel base station has been added to the company’s RAN portfolio to flexibly design the optimal network configuration for operators. Key benefits of the BreezeMAX Macro include:
•	Scalability – modular platform enabling a flexible scale from single sector to multi-sector, multi-carrier configuration
•	Reliability – built on BreezeMAX portfolio’s reliable modules and hardware equipment
•	Lower CAPEX/OPEX – with the newly introduced 2Tx/2Rx RRH, BreezeMAX Macro Outdoor two channel provides cost effective 2nd order diversity solution

The BreezeMAX Macro Outdoor 2CH and Micro Outdoor base stations have successfully completed beta testing with 4G Solutions in Austria in the 3.5 GHz frequency band.

“We are pleased with the results of our BreezeMAX Micro and Macro 2CH trial, proving its reliability and scalability,” said Peter Ziegelwanger, CEO of 4G Solutions. “Through its expertise in broadband wireless technologies, Alvarion is able to customize a solution based on our needs and demonstrate its ability to provide a better business case.”

The award-winning leading BreezeMAX 4G portfolio enables flexible network deployment through modular architecture allowing a mix-and-match of innovative complementary Macro and Micro products. These products can be used interchangeably in the same network and are compatible to the existing BreezeMAX 802.16e devices and core elements, thus providing investment protection and significantly enhancing the operational capabilities of the operators.

“There is a great need in the market today to introduce solutions that reduce the high site costs in challenging geographies in urban and high density areas as well as rural under-developed, sparsely populated areas,” said Eran Gorev, president and CEO of Alvarion. “These new additions to the BreezeMAX portfolio promote optimized deployment flexibility and lower total cost of ownership, allowing our customers to effectively deal with space-related deployment issues and therefore substantially improve their business case.”

About Alvarion
Alvarion (NASDAQ:ALVR) is a global 4G communications leader with the industry’s most extensive customer base, including hundreds of commercial 4G deployments. Alvarion’s industry leading network solutions for broadband wireless technologies WiMAX, TD-LTE and WiFi, enable broadband applications for service providers and enterprises covering a variety of industries such as mobile broadband, residential and business broadband, utilities, municipalities and public safety agencies. Through an open network strategy, superior IP and OFDMA know-how, and ability to deploy large scale end-to-end turnkey networks, Alvarion is delivering the true 4G broadband experience today (www.alvarion.com).

Investor Contacts: Efrat Makov, CFO +1.760.685.2007 efrat.makov@alvarion.com	Press Contacts: In the U.S.: Christine Buzzetta +1.972.341.2530 cbuzzetta@golinharris.com
Claudia Gatlin +1.212.830.9080 claudia.gatlin@alvarion.com	In the U.K.: Bridget Fishleigh 44. 7946.342.903 bridget@nomadcomms.com

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the current global recession, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in 4G license allocation in certain countries; the failure of the products for the 4G  market to develop as anticipated;, Alvarion’s inability to capture market share in the expected growth of the 4G market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; the failure of the Alvarion’s strategic initiatives to enable Alvarion to more effectively capitalize on market opportunities as anticipated;  inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Shirley Farhi, Shirley.farhi@alvarion.com or +972.3.767.4159.

Alvarion®, its logo and all names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. in certain jurisdictions. All other names are or may be the trademarks of their respective owners. “WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum